Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Eloqua, Inc.

We consent to the use of our report dated March 29, 2012 (except as to the fifth and sixth paragraphs in Note 11 to the consolidated financial statements, which are as of May 3, 2012 and July 9, 2012, respectively), with respect to the consolidated balance sheets of Eloqua, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, incorporated herein by reference.

/s/ KPMG LLP

McLean, Virginia

August 2, 2012